Exhibit 99.1

Contents

CONDENSED CONSOLIDATED INCOME STATEMENTS		2
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME		3
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		4
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		5
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW		6
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		7
1.	Description of business and nature of operations	7
2.	Basis of preparation and significant accounting policies	7
3.	Expenses	9
4.	Trade and other receivables	10
5.	Trade and other payables	11
6.	Inventories	11
7.	Mining interests	12
8.	Sale of Blackwater	14
9.	Long-term debt	15
10.	Non-current derivative financial liabilities	18
11.	Leases	20
12.	Derivative instruments	21
13.	Share capital	23
14.	Income and mining taxes	25
15.	Reclamation and closure cost obligations	26
16.	Supplemental cash flow information	26
17.	Segmented information	28
18.	Fair value measurement	31
19.	Commitments	34

CONDENSED CONSOLIDATED INCOME STATEMENTS

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	Note	2020	2019	2020	2019
Revenues		173.7	168.4	444.5	491.4
Operating expenses	3	86.7	94.7	242.6	266.7
Depreciation and depletion		49.7	61.4	142.3	176.2
Revenue less cost of goods sold		37.3	12.3	59.6	48.5
Corporate administration		3.4	3.8	11.3	12.8
Share-based payment expenses	13	2.9	0.4	3.9	1.8
Exploration and business development		0.8	2.1	3.5	4.3
Income from operations		30.2	6.0	40.9	29.6
Finance income	3	0.4	0.7	0.9	1.7
Finance costs	3	(21.5)	(16.5)	(49.0)	(48.3)
Other gains (losses)	3	8.6	(13.4)	(51.8)	(50.6)
Loss before taxes		17.7	(23.2)	(59.0)	(67.6)
Income tax recovery (expense)	14	(2.0)	(1.5)	0.8	(6.2)
Net earnings (loss)		15.7	(24.7)	(58.2)	(73.8)
Net earnings (loss) per share
Basic	13	0.02	(0.04)	(0.09)	(0.13)
Diluted	13	0.02	(0.04)	(0.09)	(0.13)
Weighted average number of shares outstanding (in millions)
Basic	13	676.0	610.7	676.0	589.8
Diluted	13	677.9	610.7	676.0	589.8

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2020	2019	2020	2019
Net earnings (loss)		15.7	(24.7)	(58.2)	(73.8)
Other comprehensive income
Loss on revaluation of non-current derivative financial liabilities	10	(7.2)	(21.7)	(57.5)	(25.4)
Deferred income tax related to Non-current derivative financial liabilities	10	—	3.6	—	4.7
Total other comprehensive income (loss)		(7.2)	(18.1)	(57.5)	(20.7)
Total comprehensive income (loss)		8.5	(42.8)	(115.7)	(94.5)

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at September 30	As at December 31
(in millions of U.S. dollars)	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents		416.4	83.4
Trade and other receivables	4	61.9	23.7
Inventories	6	97.5	110.0
Current income tax receivable		3.6	4.5
Prepaid expenses and other		9.4	7.1
Total current assets		588.8	228.7
Mining interests	7	1,766.6	1,928.0
Other assets		38.9	1.8
Total assets		2,394.3	2,158.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	5	187.2	171.6
Current income tax payable		1.3	0.3
Total current liabilities		188.5	171.9
Reclamation and closure cost obligations	15	93.2	94.7
Non-current derivative financial liabilities	10	513.1	142.9
Long-term debt	9	681.2	714.5
Deferred tax liabilities	14	45.4	48.3
Lease obligations	11	21.8	23.9
Other liabilities		4.6	1.0
Total liabilities		1,547.8	1,197.2
Equity
Common shares	13	3,144.6	3,144.5
Contributed surplus		106.5	105.7
Other reserves		(71.1)	(13.6)
Deficit		(2,333.5)	(2,275.3)
Total equity		846.5	961.3
Total liabilities and equity		2,394.3	2,158.5

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Nine months ended September 30
(in millions of U.S. dollars)	Note	2020	2019
COMMON SHARES
Balance, beginning of period		3,144.5	3,035.2
Shares issued for exercise of options and vested PSUs13	13	0.1	106.7
Balance, end of period		3,144.6	3,141.9
CONTRIBUTED SURPLUS
Balance, beginning of period		105.7	105.0
Equity settled share-based payments		0.8	0.8
Balance, end of period		106.5	105.8
OTHER RESERVES
Balance, beginning of period		(13.6)	6.1
Loss on revaluation of non-current derivative financial liabilities (net of tax) 10	10	(57.5)	(20.7)
Balance, end of period		(71.1)	(14.6)
DEFICIT
Balance, beginning of period		(2,275.3)	(2,201.8)
Net loss		(58.2)	(73.8)
Balance, end of period		(2,333.5)	(2,275.6)
Total equity		846.5	957.5

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	Note	2020	2019	2020	2019
OPERATING ACTIVITIES
Net earnings (loss)		15.7	(24.7)	(58.2)	(73.8)
Adjustments for:
(Gain) loss on disposal of Blackwater	8	(7.5)	—	30.2	—
Foreign exchange loss (gain)		2.6	—	(3.5)	1.3
Reclamation and closure costs paid	15	(2.0)	(1.7)	(5.2)	(7.2)
Depreciation and depletion		50.0	61.3	143.5	176.6
Financial instrument transaction costs	10	—	—	3.4	—
Other non-cash adjustments	16	2.7	16.0	27.9	50.9
Income tax expense (recovery)	14	2.0	1.5	(0.8)	6.2
Finance income	3	(0.4)	(0.7)	(0.9)	(1.7)
Finance costs	3	21.4	16.5	48.9	48.3
		84.5	68.2	185.3	200.6
Change in non-cash operating working capital	16	8.2	23.7	12.7	16.8
Income taxes paid		(0.5)	(0.8)	(1.7)	(1.8)
Cash generated from operations		92.2	91.1	196.3	215.6
INVESTING ACTIVITIES
Mining interests		(59.4)	(62.6)	(174.9)	(151.0)
Proceeds from sale of Mesquite		—	—	9.1	12.0
Proceeds from sale of other assets		0.1	—	0.1	0.3
Financial instrument acquisition costs		(0.1)	—	(1.9)	—
Proceeds from sale of Blackwater		102.8	—	102.8	—
Interest received		0.4	0.5	0.9	1.7
Cash used by investing activities		43.8	(62.1)	(63.9)	(137.0)
FINANCING ACTIVITIES
Issuance and repayment of senior unsecured notes, net of transaction costs	9	(405.1)	(55.7)	(12.0)	(55.7)
Proceeds from New Afton free cash flow interest obligation, net of transaction costs	10	—	—	296.6	—
Proceeds received from issuance of common shares		—	107.1	—	107.1
Lease payments		(2.9)	(2.9)	(8.2)	(10.8)
Cash settlement of gold stream obligation	10	(6.2)	(5.4)	(14.9)	(14.5)
Interest paid		(5.8)	(2.5)	(31.0)	(29.7)
Repayment of credit facility	9	—	—	(30.0)	—
Cash used by financing activities		(420.0)	40.6	200.5	(3.6)
Effect of exchange rate changes on cash and cash equivalents		0.2	(0.5)	0.1	0.1
Change in cash and cash equivalents		(283.8)	69.1	333.0	75.1
Cash and cash equivalents, beginning of period		700.2	109.7	83.4	103.7
Cash and cash equivalents, end of period		416.4	178.8	416.4	178.8
Cash and cash equivalents are comprised of:
Cash		291.0	141.9	291.0	141.9
Short-term money market instruments		125.4	36.9	125.4	36.9
		416.4	178.8	416.4	178.8

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020

(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1. Description of business and nature of operations

New Gold Inc. (“New Gold” or the “Company”) is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Canada (“Rainy River”), the New Afton Mine in Canada (“New Afton”) and the Cerro San Pedro Mine in Mexico (“Cerro San Pedro” or "CSP"). The Company completed the sale of the Blackwater Project in Canada ("Blackwater") in August 2020.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol NGD. The Company’s registered office is located at 1100 Melville Street, Suite 610, Vancouver, British Columbia, V6E 4A6, Canada.

2. Basis of preparation and significant accounting policies

(a) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

These unaudited interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies are presented as Note 2 in the audited consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted below in “critical judgements in the application of accounting policies”. These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on November 4th, 2020.

(b) Critical judgements in the application of accounting policies

COVID-19 Economic Uncertainty

The Company has assessed the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its condensed consolidated interim financial statements. As at September 30, 2020, management has determined that the Company’s ability to execute its medium and longer term plans and the economic viability of its assets, the carrying value of its long-lived assets and inventory valuations are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in our supply chain, disruptions in the markets for our products, commodity prices and foreign exchange prices and the actions that the Company has taken at its operations to protect the health and safety of its workforce and local community.

The Company's retained stream on gold production from the Blackwater property

In conjunction with the sale of Blackwater, the Company retained an 8% stream on gold production from the Blackwater property (reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold) (Note 8). Management has determined that the Company retains future economic benefits associated with the property through this streaming arrangement and has accounted for the Blackwater stream as a retained mineral interest in the property.

3. Expenses

(a) Operating expenses by nature

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
OPERATING EXPENSES BY NATURE
Raw materials and consumables	33.1	32.8	94.7	93.6
Salaries and employee benefits(1)	29.9	28.1	80.7	83.4
Contractors	16.6	21.3	47.2	60.9
Repairs and maintenance	8.4	11.9	26.4	33.3
General and administrative	6.8	5.9	16.6	17.2
Leases	1.5	1.8	3.3	5.8
Royalties	2.2	1.4	6.0	3.4
Drilling and analytical	2.1	2.1	2.8	2.8
Other	2.0	1.7	6.5	4.2
Total production expenses	102.6	107.0	284.2	304.6
Less: Production expenses capitalized	(18.7)	(19.4)	(48.6)	(49.3)
Add (less): Change in inventories	2.8	7.1	7.0	11.4
Total operating expenses	86.7	94.7	242.6	266.7

1.
The government of Canada has provided the Canada Emergency Wage Subsidy for eligible Canadian employers whose business has been affected by COVID-19. This wage subsidy is treated as government assistance and is applied as a reduction to salaries and employee benefits.

(b) Finance costs and income

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
FINANCE COSTS
Interest on senior unsecured notes	13.0	13.5	35.5	39.9
Interest on Credit Facility	0.8	0.5	2.5	1.6
Accretion	0.9	0.7	3.3	2.2
Loss on repayment of long-term debt (Note 9)	6.5	0.5	6.5	0.5
Other finance costs	1.2	1.3	3.2	4.1
	22.4	16.5	51.0	48.3
Less: amounts included in cost of qualifying assets	(0.9)	—	(2.0)	—
Total finance costs	21.5	16.5	49.0	48.3
FINANCE INCOME
Interest income	0.4	0.7	0.9	1.7

(c) Other (losses) and gains

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
OTHER (LOSSES) AND GAINS
UG Shutdown Costs(1)	—	—	—	(3.4)
(Loss) gain on foreign exchange	(2.9)	—	3.9	(1.3)
Loss on disposal of assets	(0.1)	(0.4)	(1.3)	(0.4)
Gain on revaluation of investments	9.6	—	9.6	0.1
Unrealized loss on revaluation of non-current derivative financial liabilities	(20.4)	(13.1)	(43.3)	(26.2)
Settlement and gain (loss) on revaluation of gold price option contracts	12.9	(2.7)	3.4	(25.2)
Settlement and gain (loss) on revaluation of copper price option contracts	—	0.1	—	(0.5)
Gain (loss) on foreign exchange derivative	2.0	(2.0)	8.6	2.0
Gain (loss) on sale of Blackwater (Note 8)	7.5	—	(30.2)	—
Revaluation of CSP's reclamation and closure cost obligation	0.1	3.2	2.2	1.2
New Afton free cash flow interest obligation transaction costs (Note 10)	—	—	(3.4)	—
Gain on receivable associated with Mesquite sale (2)	—	1.9	—	4.0
Other	(0.1)	(0.4)	(1.3)	(0.9)
Total other (losses) gains	8.6	(13.4)	(51.8)	(50.6)

1.
In early 2019, the Company announced that it has deferred the Rainy River underground mine development plan. As a result, the Company has recognized demobilization and related costs within other (losses) and gains.

2.	In 2019, the Company recognized a gain on the collection of the outstanding working capital proceeds due from the sale of Mesquite and income tax refunds at Mesquite.
3.
For the three months ended September 30, 2020, the Company's gain of $7.5 million related to the sale of Blackwater was due to the change in fair value of the sales proceeds between June 30, 2020, when the asset was classified as held for the sale, and the close of the transaction.

4. Trade and other receivables

	As at September 30	As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER RECEIVABLES
Trade receivables	10.6	5.9
Sales tax receivable	11.1	7.1
Unsettled provisionally priced concentrate derivatives and swap contracts (Note 12)	(0.9)	0.2
Proceeds due from sale of Mesquite	—	9.0
Proceeds due from sale of Blackwater (Note 8)	37.5	—
Other	3.6	1.5
Total trade and other receivables	61.9	23.7

5. Trade and other payables

As at September 30		As at December 31
(in millions of U.S. dollars)	2020	2019
TRADE AND OTHER PAYABLES
Trade payables	44.5	39.7
Interest payable	15.2	6.1
Accruals	59.5	65.5
Current portion of reclamation and closure cost obligations (Note 15)	8.9	12.3
Current portion of gold stream obligation (Note 10)	27.6	21.6
Current portion of New Afton free cash flow interest obligation (Note 10)	8.5	—
Current portion of derivative liabilities (Note 12)	23.0	26.4
Total trade and other payables	187.2	171.6

6. Inventories

As at September 30		As at December 31
(in millions of U.S. dollars)	2020	2019
INVENTORIES
Stockpile ore	20.5	32.6
Work-in-process	9.7	8.3
Finished goods(1)	12.0	12.5
Supplies	55.3	56.6
Total current inventories	97.5	110.0

1.	The amount of inventories recognized in operating expenses for the three and nine months ended September 30, 2020 were $82.6 million and $231.0 million (2019 - $91.2 million and $257.5 million).

7. Mining interests

	Mining Properties
	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
(in millions of U.S. dollars)
COST
As at December 31, 2018	1,262.7	367.6	1,191.4	127.2	2,948.9
Additions	87.3	43.5	75.5	103.5	309.8
Disposals	(0.2)	(0.1)	(6.7)	—	(7.0)
Transfers	101.3	—	—	(101.3)	—
Government grant(1)	—	(2.0)	—	—	(2.0)
As at December 31, 2019	1,451.1	409.0	1,260.2	129.4	3,249.7
Additions	20.2	43.5	48.5	75.9	188.1
Disposals	—	—	(7.5)	—	(7.5)
Transfers	60.6	—	—	(60.6)	—
Sale of Blackwater, net of retained mineral interest (Note 8)	—	(193.6)	(20.3)	—	(213.9)
As at September 30, 2020	1,531.9	259.0	1,280.9	144.7	3,216.4
ACCUMULATED DEPRECIATION
As at December 31, 2018	717.0	—	378.5	—	1,095.5
Depreciation for the year	114.4	—	114.9	—	229.3
Disposals	—	—	(3.1)	—	(3.1)
As at December 31, 2019	831.4	—	490.3	—	1,321.7
Depreciation for the period	55.3	—	85.8	—	141.1
Disposals	—	—	(6.3)	—	(6.3)
Sale of Blackwater (Note 8)	—	—	(6.6)	—	(6.6)
As at September 30, 2020	886.7	—	563.2	—	1,449.9
CARRYING AMOUNT
As at December 31, 2019	619.7	409.0	769.9	129.4	1,928.0
As at September 30, 2020	645.2	259.0	717.7	144.7	1,766.6

1.
The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. This refundable tax credit is treated as government assistance and reduces Mining Interests. For the year ended December 31, 2019, the Company received $2.0 million in refundable tax credits which was recorded as a reduction to Mining Interests.

Carrying amount by property as at September 30, 2020

As at September 30, 2020
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	361.0	90.5	144.8	36.2	632.5
Rainy River	284.2	17.8	569.9	108.5	980.5
Other(1)	—	150.6	3.0	—	153.6
Carrying amount	645.2	259.0	717.7	144.7	1,766.6

1.    Other includes corporate balances, exploration properties and the retained mineral interest in the Blackwater property (note 8).

Carrying amount by property as at December 31, 2019:

			As at September 30, 2020
(in millions of U.S. dollars)	Depletable	Non- depletable	Plant & equipment	Construction in progress	Total
MINING INTEREST BY SITE
New Afton	371.4	50.0	149.2	17.8	588.4
Rainy River	248.3	17.8	602.1	111.6	979.8
Blackwater	—	340.1	14.5	—	354.6
Other(1)	—	1.1	4.1	—	5.2
Carrying amount	619.7	409.0	769.9	129.4	1,928.0

8. Sale of Blackwater

On August 21, 2020 the Company completed its previously announced sale of the Company's 100% interest in the Blackwater Project to Artemis Gold Inc. ("Artemis"). Upon closing of the sale, the Company received C$140 in cash, a C$50 million receivable that is payable twelve months following closing of the transaction (the "second installment"), 7.4 million Artemis common shares, valued at approximately C$34 million at the date of the transaction. The Company retained an 8% stream on gold production from the Blackwater property (reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold) (the "Blackwater stream"). For accounting purposes, the acquisition of the Blackwater stream reflects a retained mineral interest in the property.

In the event that agreed upon production targets at Blackwater are not achieved by the 7th, 8th or 9th anniversary of closing of the transaction, New Gold will be entitled to receive additional cash payments of C$28 million on each of those dates.

Please see the table below for a reconciliation of the loss on sale of Blackwater:

(in millions of U.S. dollars)
Carrying value of assets and liabilities sold Mineral interest Reclamation and closure cost obligations Less: Mineral interests retained through Blackwater stream	357.3 (10.3) (150.0)
Carrying value of assets and liabilities sold	197.0
Proceeds received
Cash	106.0
Fair value of Artemis common shares	26.1
Receivable from Artemis (Note 4)	37.9
Transaction costs incurred	(3.2)
Total proceeds received, net of transaction costs	166.8
Loss on sale of Blackwater	(30.2)

9. Long-term debt

Long-term debt consists of the following:

As at September 30		As at December 31
(in millions of U.S. dollars)	2020	2019
LONG-TERM DEBT
Senior unsecured notes - due November 15, 2022 (a)	—	397.4
Senior unsecured notes - due May 15, 2025 (b)	288.5	287.1
Senior unsecured notes - due July 15, 2027 (c)	392.7	—
Credit Facility (d)	—	30.0
Total long-term debt	681.2	714.5

(a) Senior Unsecured Notes – due November 15, 2022

On July 10, 2020, the Company completed the redemption of the 2022 Unsecured Notes. The redemption was funded from the net proceeds of its recent issue of $400 million aggregate principal amount of 7.50% Senior Notes due in 2027 and cash on hand. The Company recognized a loss on repayment of long-term debt of $6.5 million, primarily comprised of the early redemption premium paid and the de-recognition of any deferred financing charges associated with the 2022 Unsecured Notes.

(b) Senior Unsecured Notes – due May 15, 2025

As at September 30, 2020 the Company has $300.0 million of senior unsecured notes outstanding that mature and become due and payable on May 15, 2025 (“2025 Unsecured Notes”). The face value is
$300.0 million. The 2025 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 6.375% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 of each year. The Company incurred initial transaction costs of $10.7 million which have been offset against the carrying amount of the 2025 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2025 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2025 Unsecured Notes are redeemable by the Company in whole or in part:

•
During the 12-month period beginning on May 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2025 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2020	104.78%
2021	103.19%
2022	101.59%
2023 and thereafter	100.00%

(c) Senior Unsecured Notes - due July 15, 2027

On June 24, 2020, the Company issued $400.0 million of senior unsecured notes (“2027 Unsecured Notes”) for net cash proceeds of $392.6 million after transaction costs. The face value is $400.0 million. The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual instalments on January 15 and July 15 of each year.

The Company incurred initial transaction costs of $6.9 million which have been offset against the carrying amount of the 2027 Unsecured Notes and are being amortized to net earnings using the effective interest method.

The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, or certain other corporate actions. There are no maintenance covenants.

The 2027 Unsecured Notes are redeemable by the Company in whole or in part:

•
At any time prior to July 15, 2023 at a redemption price of 100% of the aggregate principal amount of the 2027 Unsecured Notes, plus a make-whole premium (consisting of the redemption price as described below, and future interest that would have been paid up to the first call date of July 15, 2023), plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12-month period beginning on July 15 of the years indicated at the redemption prices below, expressed as a percentage of the principal amount of the 2027 Unsecured Notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date:

Date	Redemption prices (%)
2023	103.750%
2024	101.875%
2025 and thereafter	100.000%

(d) Credit Facility

On September 30, 2020, the Company held a revolving credit facility (the “Credit Facility”) with a maturity date of August 2021 and has a borrowing limit of $400.0 million.

On October 9, 2020, the Company entered into an amended and restated credit agreement with a syndicate of financial institutions. The amended and restated credit agreement extends the maturity date for the Credit Facility from August 14, 2021 to October 9, 2023 and modifies the maximum borrowing limit to $350 million from $400 million. All material financial covenants remain the same. The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. The Credit Facility contains three covenant tests, the minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment and other non-cash adjustments (“Adjusted EBITDA”) to interest, the maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”), and the maximum gross secured debt to Adjusted EBITDA

(“Secured Leverage Ratio”), all of which are measured on a rolling four-quarter basis at the end of every quarter. Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December 31
Financial Covenant		2020	2019
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0 : 1	4.1 : 1	4.3 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5 : 1	2.0 : 1	3.1 : 1
Maximum secured leverage ratio (secured debt to Adjusted EBITDA)	<2.0 : 1	0.3 : 1	0.7 : 1

The interest margin on drawings under the Credit Facility ranges from 1.75% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s Leverage Ratio and the currency and type of credit selected by the Company. Based on the Company’s Leverage Ratio, the rate is 3.25% over LIBOR as at September 30, 2020 (December 31, 2019 – 3.25%). The standby fees on undrawn amounts under the Credit Facility range from 0.62% to 0.96%, depending on the Company’s Leverage Ratio. Based on the Company’s Leverage Ratio, the rate is 0.73% as at September 30, 2020 (December 31, 2019 – 0.73%).

For the nine months ended September 30, 2020, the Company had borrowed $35.0 million and repaid $65.0 million under the Credit Facility, resulting in $nil being drawn under the Credit Facility as at September 30, 2020. The Credit Facility has been used to issue letters of credit amounting to $44.5 million (December 31, 2019 - $118.9 million). Letters of credit relate to reclamation bonds, and other financial assurances required with various government agencies. During the quarter, the Company transferred approximately $90 million in letters of credit to surety bonds, increasing the funds available under the Credit Facility.

10. Non-current derivative financial liabilities

The following is a summary of the change in non-current derivative financial liabilities:

(in millions of U.S. dollars)	Rainy River	New Afton	TOTAL
CHANGE IN NON-CURRENT DERIVATIVE FINANCIAL LIABILITIES
Balance, December 31, 2018	180.2	—	180.2
Settlements during the period	(20.0)	—	(20.0)
Fair value adjustments related to changes in the Company’s own credit risk(1)	24.4	—	24.4
Other fair value adjustments(2)	(20.1)	—	(20.1)
Balance, December 31, 2019	164.5	—	164.5
Less: current portion	(21.6)	—	(21.6)
Non-current portion of derivative financial liabilities	142.9	—	142.9
Balance, December 31, 2019	164.5	—	164.5
Proceeds received	—	300.0	300.0
Liability repayments during the period	(16.1)	—	(16.1)
Fair value adjustments related to changes in the Company’s own credit risk(1)	12.2	45.3	57.5
Other fair value adjustments(2)	22.3	21.0	43.3
Balance, September 30, 2020	182.9	366.3	549.2
Less: current portion(3)	(27.6)	(8.5)	(36.1)
Non-current portion of derivative financial liabilities	155.3	357.8	513.1

1. Fair value adjustments related to changes in the Company’s own credit risk are included in other comprehensive income.
2. Other fair value adjustments are included in the consolidated income statements.
3. The current portion of the derivative financial liabilities is included in trade and other payables on the statement of financial position.

Rainy River Gold Stream Obligation

In 2015, the Company entered into a $175 million streaming transaction with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (“Royal Gold”). Under the terms of the agreement, the Company will deliver to Royal Gold 6.5% of gold production from Rainy River up to a total of 230,000 ounces of gold and then 3.25% of the mine’s gold production thereafter. The Company will also deliver to Royal Gold 60% of the mine’s silver production to a maximum of 3.1 million ounces and then 30% of silver production thereafter. Royal Gold paid $175.0 million in consideration of this transaction.

In addition to the upfront deposit, Royal Gold will pay 25% of the average spot gold or silver price at the time each ounce of gold or silver is delivered under the stream. The difference between the spot price of metal and the cash received from Royal Gold will reduce the $175.0 million deposit over the life of the mine. Upon expiry of the 40 year term of the agreement (which may be extended in certain circumstances), any balance of the $175.0 million upfront deposit remaining unpaid will be refunded to Royal Gold.

The Company has designated the gold stream obligation as a financial liability at fair value through profit or loss (“FVTPL”) under the scope of IFRS 9. Accordingly, the Company values the liability at the present value of its expected future cash flows at each reporting period with changes in fair value reflected in the consolidated income statements and consolidated statements of comprehensive income.

Fair value adjustments represent the net effect on the gold stream obligation of changes in the variables included in the Company’s valuation model between the date of receipt of deposit and the reporting date. These variables include accretion, risk-free interest rate, future metal prices, Company-specific credit spread and expected gold and silver ounces to be delivered.

New Afton free cash flow interest obligation

In the first quarter of 2020, New Gold entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers' acquired a  46% free cash flow interest in the New Afton mine for upfront cash proceeds of $300 million. Ontario Teachers' has an option to convert the free cash flow interest into a 46% joint venture interest in New Afton in four years, or have their free cash flow interest remain as a free cash flow interest at a reduced rate of 42.5%. The transaction closed on March 31, 2020. The agreement includes a minimum cash guarantee at the end of 4 years and a buyback option for New Gold.

Transaction costs of $3.4 million were expensed through other gains and losses.

Fair value of the free cash flow interest obligation on initial recognition was determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in net earnings. Fair value adjustments as a result of the Company’s own credit risk are recorded in the consolidated statement of comprehensive loss, as required by IFRS 9 for financial liabilities designated as at FVTPL.

Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time

•	Change in the risk-free interest rate

•	Change in the Company specific credit spread

•	Change in future metal prices

•	Change in foreign exchange rates

•	Change in production profile, operating and capital costs at New Afton

11. Leases

(a) Right-of-use assets

The Company leases assets such as buildings, mobile equipment and machinery. These assets are included in Mining Interests on the statement of financial position and are classified as plant & equipment as per note 7 of the Company’s consolidated financial statements.

(in millions of U.S. dollars)
RIGHT-OF-USE- ASSETS
Balance, January 1, 2019	20.8
Additions	28.5
Depreciation	(6.1)
Disposals	—
Balance, December 31, 2019	43.2
Additions	5.7
Depreciation	(3.6)
Disposals	(1.9)
Balance, September 30, 2020	43.4

(b) Lease liabilities

Please see below for a maturity analysis of the Company’s lease payments:

As at September 30		As at December 31
(in millions of U.S. dollars)	2020	2019
MATURITY ANALYSIS FOR LEASES
Less than 1 year	10.6	9.8
Between 1 and 3 years	20.3	17.0
Between 3 and 5 years	2.5	8.6
Total undiscounted lease payments(1)	33.4	35.4
Carrying value of lease liabilities	30.8	32.6
Less: current portion of lease liabilities(2)	(9.0)	(8.7)
Non-current portion of lease liabilities	21.8	23.9

1.	Total undiscounted lease payments excludes leases that are classified as short term and leases for low value assets, which are not recognized as lease liabilities.
2.	The current portion of the lease liabilities is included in trade and other payables on the statement of financial position.

For the nine months ended September 30, 2020, the Company recognized $1.0 million (2019 - $0.7 million) in interest expense on lease liabilities. For the nine months ended September 30, 2020, the Company expensed $2.4 million (2019 - $3.0 million) related to leases that are classified as short term.

12. Derivative instruments

As at September 30		As at December 31
(in millions of U.S. dollars)	2020	2019
DERIVATIVE ASSETS
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	—	0.2
Foreign exchange forward contracts (3)	4.3	—
Total derivative assets	4.3	0.2
DERIVATIVE LIABILITIES
Unsettled provisionally priced concentrate derivatives, and swap contracts(2)	0.9	—
Gold price option contracts(1)	23.0	26.4
Total derivative liabilities	23.9	26.4

1.	As at September 30, 2020, gold price option contracts are included within trade and other payables in the statement of financial position.
2.	Unsettled provisionally priced concentrate derivatives are included within trade and other receivables in the statement of financial position.
3.	As at September 30, 2020, foreign exchange forward contracts are included within prepaid expense and other in the statement of financial position.

(a) Provisionally priced contracts

The Company had provisionally priced sales for which price finalization is outstanding at September 30, 2020. Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue, with the unsettled provisionally priced concentrate derivatives included in trade and other receivables. The Company enters into gold and copper swap contracts to reduce exposure to gold and copper prices. Realized and unrealized gains (losses) are recorded in revenue, with the unsettled gold and copper swaps included in trade and other receivables.

The following tables summarize the realized and unrealized gains (losses) on provisionally priced sales:

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL
PRICING OF CONCENTRATE SALES
Realized Unrealized	1.1 (0.7)	0.4 0.6	1.5 (0.1)	3.8 (0.7)	3.2 0.6	7.0 (0.1)
Total gain (loss)	0.4	1.0	1.4	3.1	3.8	6.9

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
GAIN (LOSS) ON THE PROVISIONAL PRICING OF CONCENTRATE SALES
Realized	—	(0.8)	(0.8)	2.3	(1.7)	0.6
Unrealized	(0.2)	(0.2)	(0.4)	(0.2)	(0.2)	(0.4)
Total gain (loss)	(0.2)	(1.0)	(1.2)	2.1	(1.9)	0.2

The following tables summarize the realized and unrealized gains (losses) on gold and copper swap contracts:

	Three months ended September 30, 2020			Nine months ended September 30, 2020
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS
Realized Unrealized	(0.7) 0.3	— (1.1)	(0.7) (0.8)	(2.6) 0.3	(1.3) (1.1)	(3.9) (0.8)
Total (loss) gain	(0.4)	(1.1)	(1.5)	(2.3)	(2.4)	(4.7)

	Three months ended September 30, 2019			Nine months ended September 30, 2019
(in millions of U.S. dollars)	Gold	Copper	Total	Gold	Copper	Total
(LOSS) GAIN ON SWAP CONTRACTS Realized	(1.4)	0.7	(0.7)	(3.2)	0.4	(2.8)
Unrealized	0.1	0.1	0.2	0.1	0.1	0.2
Total (loss) gain	(1.3)	0.8	(0.5)	(3.1)	0.5	(2.6)

The following table summarizes the net exposure to the impact of movements in market commodity prices for provisionally priced sales:

As at September 30		As at December 31
	2020	2019
VOLUMES SUBJECT TO FINAL PRICING NET OF OUTSTANDING SWAPS
Gold ounces (000s)	1.0	0.9
Copper pounds (millions)	2.2	0.5

(b) Gold price option contracts

In 2019, the Company entered into gold price option contracts by purchasing put options and selling call options at average strike prices outlined in the table below.

The call options sold and put options purchased are treated as derivative financial instruments and marked to market at each reporting period on the consolidated statement of financial position with changes in fair value recognized in other gains and losses. Realized gains and losses as a result of the exercise of the Company’s call and put options up to an amount not exceeding the Company’s production of gold ounces for the reporting period are recorded as an adjustment to revenue. The exercise of options on gold ounces in excess of the Company’s gold production for the reporting period are recorded as other gains and losses.

	Quantity outstanding	Remaining term	Exercise price Fair value - asset
			($/oz)	(liability) (1)
GOLD PRICE OPTION CONTRACTS OUTSTANDING
Gold call contracts – sold	48,000 oz	October 2020 – December 2020	1,415	(23.0)
Gold put contracts - purchased	48,000 oz	October 2020 – December 2020	1,300	—

1.
The Company presents the fair value of its put and call options on a net basis on the consolidated statements of financial position. The Company has a legally enforceable right to set off the amounts under its option contracts and intends to settle on a net basis.

(c) Foreign exchange forward contracts

In the first quarter of 2020, the Company entered into foreign exchange forward contracts in order to hedge the Company’s spending in Canadian dollars. The Company has hedged $20.0 million U.S. dollars per month at average Canadian dollar to U.S. dollar foreign exchange rate of 1.40 for the period of April 2020 to December 2020. As at September 30, 2020, the fair value of the unrealized foreign exchange forward contracts assets were $4.3 million.

13. Share capital

At September 30, 2020, the Company had unlimited authorized common shares and 676.0 million common shares outstanding.

(a) No par value common shares issued
	Number of shares
(in millions of U.S. dollars, except where noted)	(000s)	$
NO PAR VALUE COMMON SHARES ISSUED
Balance at December 31, 2018	579,115	3,035.2
Issuance of common shares(1)	93,750	106.7
Issuance of common shares under First Nations agreements	3,077	2.6
Exercise of options and vested performance share units	15	—
Balance at December 31, 2019	675,957	3,144.5
Issuance of common shares	56	0.1
Exercise of options	32	—
Balance at September 30, 2020	676,045	3,144.6

1.
On August 30, 2019, New Gold Inc. closed its offering of common shares of the Company with a syndicate of underwriters. An aggregate of 93,750,000 Common Shares were issued by the Company at a price of C$1.60 per share for net proceeds of $106.7 million (gross proceeds of C$150.0 million less equity issuance costs).

(b) Share-based payment expenses

The following table summarizes share-based payment expenses:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
SHARE-BASED PAYMENT EXPENSES
Stock option expense	0.2	0.2	0.6	0.6
Performance share unit expense	0.4	0.2	0.6	0.4
Restricted share unit expense(1)	3.1	0.2	4.3	0.7
Deferred share unit expense	1.6	—	1.8	0.8
Shares issued under First Nations agreements(1)	1.0	—	1.0	—
Total share-based payment expenses	6.3	0.6	8.3	2.5

1.	For the three and nine months ended September 30, 2020 $3.4 million and $4.4 million of share based expenses were recognized in operating expenses (2019–$0.2 and $0.7 million).

(i) Stock options

The following table presents changes in the Company’s stock option plan:

	Number of options	Weighted average exercise price
	(000s)	C$/share
CHANGES TO THE COMPANY'S STOCK OPTION PLAN
Balance at December 31, 2018	8,628	4.39
Granted	2,360	1.12
Forfeited	(1,417)	3.58
Expired	(3,993)	5.01
Balance at December 31, 2019	5,578	2.81
Granted	2,328	1.20
Exercised	(32)	1.17
Forfeited	(38)	1.19
Expired	(702)	3.71
Balance at September 30, 2020	7,134	2.23

(c) Earnings (loss) per share

The following table sets out the calculation of loss per share:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2020	2019	2020	2019
CALCULATION OF LOSS PER SHARE Net loss				(73.8)
	15.7	(24.7)	(58.2)
Basic weighted average number of shares outstanding (in millions)	676.0	610.7	676.0	589.8
Dilution of securities: Stock options	1.9	—	—	—
Diluted weighted average number of shares outstanding (in millions)	677.9	610.7	676.0	—
Net loss per share: Basic Diluted	0.02 0.02	(0.04) (0.04)	(0.09) (0.09)	(0.13) (0.13)

The following table lists the equity securities excluded from the calculation of diluted loss per share. All stock options are excluded from the calculation when the Company is in a net loss position.

	Three months ended September 30		Nine months ended September 30
(in millions of units)	2020	2019	2020	2019
EQUITY SECURITIES EXCLUDED FROM THE CALCULATION OF DILUTED EARNINGS PER SHARE Stock options	2.9	8.0	7.1	8.0

14. Income and mining taxes

The following table outlines the composition of income tax expense between current tax and deferred tax:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
CURRENT INCOME AND MINING TAX EXPENSE Canada	1.1	0.8	2.2	2.3
	1.1	0.8	2.2	2.3
DEFERRED INCOME AND MINING TAX EXPENSE Canada Adjustments in respect of prior year	0.5 0.4	6.0 (5.3)	(3.4) 0.4	9.2 (5.3)
	0.9	0.7	(3.0)	3.9
Total income tax (recovery) expense	2.0	1.5	(0.8)	6.2

15. Reclamation and closure cost obligations

Changes to the reclamation and closure cost obligations are as follows:

	Rainy	New	Cerro San
(in millions of U.S. dollars)	River	Afton	Pedro	Blackwater	Total
CHANGES TO RECLAMATION AND CLOSURE COST OBLIGATIONS
Balance – December 31, 2018	53.6	10.7	20.0	8.3	92.6
Reclamation expenditures	(0.2)	—	(8.6)	—	(8.8)
Unwinding of discount	1.1	0.2	1.2	0.2	2.7
Revisions to expected cash flows	9.7	6.4	(0.6)	0.5	16.0
Foreign exchange movement	2.8	0.7	0.6	0.4	4.5
Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Less: current portion of closure costs (Note 5)	(1.4)	—	(10.9)	—	(12.3)
Non-current portion of closure costs	65.6	18.0	1.7	9.4	94.7

Balance – December 31, 2019	67.0	18.0	12.6	9.4	107.0
Reclamation expenditures	(0.8)	—	(4.1)	—	(4.9)
Unwinding of discount	0.7	0.2	0.3	0.1	1.3
Revisions to expected cash flows	4.5	9.1	(2.1)	0.8	12.3
Foreign exchange movement	(1.6)	(0.4)	(1.3)	(0.4)	(3.7)
Liabilities sold (Note 8)	—	—	—	(9.9)	(9.9)
Balance – September 30, 2020	69.8	26.9	5.4	—	102.1
Less: current portion of closure costs (Note 5)	(3.9)	—	(5.0)	—	(8.9)
Non-current portion of closure costs	65.9	26.9	0.4	—	93.2

16. Supplemental cash flow information

Supplemental cash flow information (included within operating activities) is as follows:

	Three months ended September 30		Nine months ended September30
(in millions of U.S. dollars)	2020	2019	2020	2019
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
Trade and other receivables	(4.2)	6.1	(9.6)	1.6
Inventories	2.5	10.1	8.4	7.2
Prepaid expenses and other	(1.2)	(1.0)	1.7	(1.1)
Trade and other payables	11.1	8.5	12.2	9.1
Total change in non-cash operating working capital	8.2	23.7	12.7	16.8

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019
OTHER NON-CASH ADJUSTMENTS
Unrealized gain on revaluation of foreign exchange forward contracts	1.2	2.9	(4.3)	(1.1)
Unrealized loss on concentrate contracts	2.3	(0.1)	0.9	0.2
Equity settled share-based payment expense	1.4	0.3	1.9	0.8
Loss on disposal of assets	0.1	0.4	1.3	0.4
Settlement and (gain) loss on revaluation of gold price option contracts	(12.9)	2.7	(3.4)	25.2
Unrealized loss on revaluation of non-current derivative financial instruments	20.3	13.1	43.3	26.2
Settlement (gain) loss on revaluation of copper price option contracts	—	(0.1)	—	0.5
Revaluation of CSP’s reclamation and closure cost obligation	(0.1)	(3.2)	(2.2)	(1.2)
Gain on revaluation of investments	(9.6)	—	(9.6)	(0.1)
Total other non-cash adjustments	2.7	16.0	27.9	50.9

17.	Segmented information
(a)	Segment revenues and results

The Company manages its reportable operating segments by operating mines and development projects. Operating results of reportable operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The results from operations for these reportable operating segments are summarized in the following tables:

Three months ended September 30, 2020

(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	97.9	22.9	—	120.8
Copper revenues	—	49.0	—	49.0
Silver revenues	2.4	1.5	—	3.9
Total revenues(1)	100.3	73.4	—	173.7
Operating expenses	51.6	35.1	—	86.7
Depreciation and depletion	37.1	12.6	—	49.7
Revenue less cost of goods sold	11.6	25.7	—	37.3
Corporate administration	—	—	3.4	3.4
Share-based payment expenses	—	—	2.9	2.9
Exploration and business development	0.2	0.4	0.2	0.8
Income (loss) from operations	11.4	25.3	(6.5)	30.2
Nine months ended September 30, 2020

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30, 2020.

Nine months ended September 30, 2020
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	246.0	64.5	—	310.5
Copper revenues	—	125.9	—	125.9
Silver revenues	4.6	3.5	—	8.1
Total revenues(1)	250.6	193.9	—	444.5
Operating expenses	150.8	91.8	—	242.6
Depreciation and depletion	103.4	38.9	—	142.3
Revenue less cost of goods sold	(3.6)	63.2	—	59.6
Corporate administration	—	—	11.3	11.3
Share-based payment expenses	—	—	3.9	3.9
Exploration and business development	0.5	3.0	—	3.5
(Loss) income from operations	(4.1)	60.2	(15.2)	40.9

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30, 2020.

Three months ended September 30, 2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	97.0	20.2	—	117.2
Copper revenues	—	48.5	—	48.5
Silver revenues	1.4	1.3	—	2.7
Total revenues(1)	98.4	70.0	—	168.4
Operating expenses	65.6	29.1	—	94.7
Depreciation and depletion	22.4	39.0	—	61.4
Revenue less cost of goods sold	10.4	1.9		12.3
Corporate administration	—	—	3.8	3.8
Share-based payment expenses	—	—	0.4	0.4
Exploration and business development	0.6	1.3	0.2	2.1
(Loss) income from operations	9.8	0.6	(4.4)	6.0

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the three months ended September 30,2019.

Nine months ended September 30, 2019
(in millions of U.S. dollars)	Rainy River	New Afton	Corporate	Total
OPERATING SEGMENT RESULTS
Gold revenues	277.1	61.5	—	338.6
Copper revenues	—	146.1	—	146.1
Silver revenues	3.4	3.3	—	6.7
Total revenues(1)	280.5	210.9	—	491.4
Operating expenses	185.2	81.5	—	266.7
Depreciation and depletion	64.5	111.7	—	176.2
Revenue less cost of goods sold	30.8	17.7	—	48.5
Corporate administration	—	—	12.8	12.8
Share-based payment expenses	—	—	1.8	1.8
Exploration and business development	1.2	2.4	0.7	4.3
(Loss) income from operations	29.6	15.3	(15.3)	29.6

1.	Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the nine months ended September 30,2019.

(b)  Segmented assets and liabilities

The following table presents the segmented assets and liabilities:

As at September 30		Total assets As at December 31	As at September 30	Total liabilities As at December 31	Capital expenditures(1) Nine months ended September 30
(in millions of U.S. dollars)	2020	2019	2020	2019	2020	2019
SEGMENTED ASSETS AND LIABILITIES
Rainy River	1,068.1	1,078.4	350.4	334.9	96.9	106.5
New Afton	694.0	647.7	474.6	89.8	68.8	40.7
Other(2)	632.2	432.4	722.7	772.5	9.2	3.8
Total segmented assets, liabilities and capital expenditures	2,394.3	2,158.5	1,547.8	1,197.2	174.9	151.0
1.	Capital expenditures per consolidated statement of cash flows.
2.	Other includes corporate balance, exploration properties, the stream on Blackwater gold production and Cerro San Pedro.

18. Fair value measurement

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the nine months ended September 30, 2020 or the year ended December 31, 2019. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 and 3 financial assets and liabilities:

Provisionally priced contracts and gold and copper swap contracts

The fair value of the provisionally priced contracts and the gold and copper swap contracts is calculated using the mark-to-market forward prices of London Metals Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and copper swap contracts.

Investments

The fair value of investments is calculated using the mark-to-market method based on the closing share price on the reporting date.

Gold and copper price option contracts

The fair value of the gold and copper price option contracts are calculated using the mark-to-market method based on fair value prices obtained from the counterparties of the gold price option contracts and copper price option contracts.

Foreign exchange forward contracts

The fair value of foreign exchange forward contracts is calculated using the mark-to-market method based on the difference between the forward Canadian dollar to U.S dollar foreign exchange rate and the foreign exchange rates of the contracts.

Gold stream obligation

The fair value of the gold stream obligation is calculated using the risk-free interest rate derived from the

U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected gold and silver ounces to be delivered from Rainy River’s life of mine projections.

Free cash flow interest obligation

The fair value of the free cash flow interest obligation is calculated using the risk-free interest rate derived from the U.S. Treasury rate, forward and consensus metal prices, company specific credit spread based on the yield on the Company’s 2025 Senior Unsecured Notes, and expected production, operating and capital costs from New Afton’s life of mine projections.

Proceeds due from income tax refunds at Mesquite

The proceeds due from income tax refunds at Mesquite is related to income tax refunds that were recoverable by Mesquite on the date of the sale of Mesquite. These income tax refunds are required to be paid to the Company once Mesquite receives these income tax refunds. The fair value of the income tax refund receivable is calculated based on the value of the income tax refunds that Mesquite is expected to receive.

The following table summarizes the Company’s financial assets and liabilities by category and information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position categorized by level of significance of the inputs used in making the measurements:

		As at September 30, 2020		As at December 31, 2019
(in millions of U.S. dollars)	Category	Level
FINANCIAL ASSETS

Cash and cash equivalents	Financial assets at amortized cost		416.4		83.4
Trade and other receivables	Financial assets at amortized cost		62.8		14.5
Provisionally priced contracts	Financial instruments at FVTPL	2	-0.1	2	1.5
Gold and copper swap contracts	Financial instruments at FVTPL	2	-0.8	2	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	Financial assets at amortized cost	3	—	3	9.0
Investments	Financial instruments at FVTPL	1	38.1	1	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	Financial liabilities at amortized cost		142.2		111.3
Long-term debt	Financial liabilities at amortized cost		681.2		714.5
Gold stream obligation	Financial instruments at FVTPL	3	182.9	3	164.5
Free cash flow interest obligation	Financial instruments at FVTPL	3	366.3	3	—
Gold price option contracts	Financial instruments at FVTPL	2	23	2	26.4

1.	Trade and other payables exclude the short-term portions of reclamation and closure cost obligations, the gold stream obligation and the free cash flow interest obligation.
2.	Proceeds due from income tax refunds at Mesquite are included in current assets on the consolidated statement of financial position.

The carrying values and fair values of the Company’s financial instruments are as follows:

	As at September 30, 2020		As at December 31, 2019
(in millions of U.S. dollars)	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and cash equivalents	416.4	416.4	83.4	83.4
Trade and other receivables	62.8	62.8	14.5	14.5
Provisionally priced contracts	(0.1)	(0.1)	1.5	1.5
Gold and copper swap contracts	(0.8)	(0.8)	(1.3)	(1.3)
Proceeds due from income tax refunds at Mesquite(2)	—	—	9.0	9.0
Investments	38.1	38.1	0.5	0.5
FINANCIAL LIABILITIES
Trade and other payables(1)	142.2	142.2	111.3	111.3
Long-term debt	681.2	740.5	714.5	707.7
Gold stream obligation	182.9	182.9	164.5	164.5
Free cash flow interest obligation	366.3	366.3	—	—
Gold price option contracts	23.0	23.0	26.4	26.4

1.
Trade and other payables exclude the short-term portion of reclamation and closure cost obligation and the short-term portion of the gold stream obligation and New Afton free cash flow interest obligation.

19. Commitments

The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2020, these commitments totaled $50.7 million, $50.6 million of which is expected to become due over the next 12 months. This compares to commitments of $72.5 million as at December 31, 2019, $72.3 million of which was expected to become due over the upcoming year. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.